UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

RADA Electronic Industries Limited (Name of Issuer)
Ordinary Shares (0.005 NIS) (Title of Class of Securities)
750115305 (CUSIP Number)
December 31, 2003 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	X	] Rule 13d-1(b)
[		] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 750115305

	1.	Names of Reporting Persons. S.S. or I.R.S IDENTIFICATION NO. ABOVE PERSON I.R.S. Identification Nos. of above persons (entities only). Bank Leumi le-Israel B.M

	2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

	3.	SEC USE ONLY

	4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,929,197

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 2,929,197

	8.	Shared Dispositive Power N/A

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,929,197

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

	11.	Percent of Class Represented by Amount in Row (9) 13.7%

	12.	Type of Reporting Person BK

2

Item 1.
(a)	Name of Issuer RADA Electronic Industries Limited
(b)	Address of Issuer's Principal Executive Offices 7 Giborei Israel Street Netanya 42504 Israel

Item 2.
(a)	Name of Person Filing Bank Leumi le-Israel B.M
(b)	Address of Principal Business Office or, if none, Residence 24-32 Yehuda Halevi Street P.O Box 2 Tel Aviv 61000 Israel
(c)	Citizenship Israel
(d)	Title of Class of Securities Ordinary Shares (0.005 NIS)
(e)	CUSIP Number 750115305

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ X ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The ownership percentage set forth below is based on 18,510,716 ordinary shares, NIS 0.005 par value per share, outstanding as of December 31, 2003, as reported in the issuer’s Report on Form 6-K/A dated November 18, 2004. The shares reported as beneficially owned by the reporting person are issuable upon exercise of immediately exercisable stock options. The number of shares issuable upon exercise of such options is subject to adjustment in the event of stock splits, stock dividends and certain other corporate actions.

(a)	Amount beneficially owned: 2,929,197
(b)	Percent of class: 13.7%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 2,929,197
	(ii)	Shared power to vote or to direct the vote N/A
	(iii)	Sole power to dispose or to direct the disposition of 2,929,197
	(iv)	Shared power to dispose or to direct the disposition of N/A

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2005

/s/ Yehezkel Brot	/s/ Jennifer Janes
Yehezkel Brot	Jennifer Janes

Title: Senior Vice President Finance and Accounting Division	Title: Executive Vice President and Group Secretary